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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9/A


                               AMENDMENT NO. 3

                                      TO

                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           OUTBOARD MARINE CORPORATION
                            (NAME OF SUBJECT COMPANY)

                           OUTBOARD MARINE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.15 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    690020102
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                 HARRY W. BOWMAN
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           OUTBOARD MARINE CORPORATION
                               100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085
                                 (847) 689-6200
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 With a copy to:

                            D. JEFFREY BADDELEY, ESQ.
                            VICE PRESIDENT, SECRETARY
                               AND GENERAL COUNSEL
                           OUTBOARD MARINE CORPORATION
                               100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085
                                 (847) 689-6200

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This Amendment No. 3 (this "Amendment") is to the Solicitation/Recommendation
Statement on Schedule 14D-9, as amended (the "Schedule 14D-9"), that relates to the offer by Greenmarine Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of Greenmarine Holdings LLC, a Delaware limited liability company (the "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 8, 1997, as amended (the "Greenmarine
Schedule 14D-1"), to purchase all outstanding shares of Common Stock, par value $0.15 per share (the "Shares"), of Outboard Marine Corporation, a Delaware corporation (the "Company"), together with (unless and until Greenmarine declares that the Rights Condition, as defined in the Offer defined below, is satisfied) the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 24, 1996, as amended (the "Rights Agreement"), by and between the Company and First Chicago Trust Company of New York, as Rights Agent, at a price of $18.00 per Share (and associated Right), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").




       The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. The information set forth under each item below is in addition to, and not in lieu of, information previously set forth thereunder. Capitalized terms used in this Amendment but not defined herein have the meanings ascribed to them in the Schedule 14D-9.




ITEM 4. THE SOLICITATION OR RECOMMENDATION.

        RECOMMENDATION OF BOARD.

        Since the Offeror and the Company entered into a Confidentiality Agreement on August 14, 1997 (the "Greenmarine Confidentiality Agreement"), representatives of the Offeror and representatives of the Company have had several meetings and discussions regarding the Offer, the Company's existing indebtedness and capital structure, the refinancing of certain of the Company's existing indebtedness and the terms and conditions of the proposed merger agreement previously delivered by the Offeror to the Company on August 20, 1997.

        The Company's Board of Directors has taken action to exclude the Offer and the Merger from the Rights Agreement and the provisions of Section 203 of the DGCL and Article Eighteenth of the Company's Restated Certificate of Incorporation. For purposes of allowing the Offeror to conclude the Offer by 9:00 a.m., Eastern Daylight Time, on September 12, 1997 (the "Exclusion Period"), the Company's Board of Directors amended the Rights Agreement to render the Rights, and approved the Offer and the Merger in all respects to render Section 203 of the DGCL and Article Eighteenth of the Company's Restated Certificate of Incorporation, inapplicable to the Offeror, the Parent and their affiliates during the Exclusion Period, provided that (i) the Offer is consummated at a price of $18.00 per Share in cash, net to the seller thereof, and (ii) the number of Shares purchased by the Offeror pursuant to the Offer, together with any other Shares then owned by the Offeror, represents not less than 90 percent of the issued and outstanding Shares on that date.

        In taking the foregoing action, the Company's Board of Directors addressed the principal conditions to the Offer that are within the Company's control and thereby provided the Offeror with the opportunity to close the Offer during the Exclusion Period. However, because the Offer continues to be subject to a number of conditions that are beyond the Company's control and because the Offeror has indicated that it is continuing to pursue required working capital financing, the Company's Board of Directors has not recommended the Offer and has not changed its recommendation of the DDC Offer.

        In accordance with the DDC Offer and the Agreement and Waiver dated as of September 8, 1997, among DDC, OMC Acquisition Corp. and the Company (the "Agreement and Waiver"), which is filed herewith as Exhibit 99.6 to the Schedule 14D-9 and incorporated herein by reference, OMC Acquisition Corp. has extended the DDC Offer. The DDC Offer will now expire at 5:00 p.m., Eastern Daylight Time, on September 15, 1997, unless extended in accordance with the DDC Offer.

        Pursuant to the Agreement and Waiver, DDC waived its right to receive the termination fee of $15.75 million pursuant to Section 10.2(b) of the DDC Merger Agreement. DDC and OMC Acquisition Corp. also acknowledged and agreed pursuant to the Agreement and Waiver that: (i) the Company may take certain actions to facilitate competing transactions -- including, without limitation, taking actions necessary to render Section 203 of the DGCL, Article Eighteenth of the Company's Restated Certificate of Incorporation and the provisions of the Rights Agreement inapplicable to such transactions and amending certain employee bonus, severance and pension plans -- without breaching the DDC Merger Agreement, and (ii) the payment of the $7.5 million described below will be in lieu of any and all damages, costs and expenses for breach of the DDC Merger Agreement by the Company or against any other party making a competing offer that the Company facilitates, provided that none of the terms and conditions of the Agreement and Waiver will in any way prevent DDC or OMC Acquisition Corp. from bringing any counterclaim or other legal action in response to any legal action by such other party relating to the DDC Offer, the DDC Merger, the DDC Merger Agreement or the competing transaction. The Company paid DDC $7.5 million pursuant to the Agreement and Waiver, which also provides that, if DDC is required to return such funds for any reason whatsoever, then the waiver and other provisions described above will be deemed void ab initio.



        On September 8, 1997, the Offeror filed an Amendment to the Greenmarine
Schedule 14D-1 relating to (i) the extension by the Offeror of the Offer until 5:00 p.m., New York City time, on September 11, 1997, unless extended in accordance with the Offer, and (ii) the meetings and discussions that have taken place between representatives of the Offeror and representatives of the Company since the signing of the Greenmarine Confidentiality Agreement on August 14, 1997.


        On September 9, 1997, the Company issued a press release, which is filed herewith as Exhibit 99.7 to the Schedule 14D-9 and incorporated herein by reference, regarding the above-described actions of the Company's Board of Directors with respect to the Rights Agreement and Section 203 of the DGCL and Article Eighteenth of the Company's Restated Certificate of Incorporation, the Agreement and Waiver and the above-described extension of the DDC Offer.





ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

        The Company's Board of Directors determined that, in the circumstances of the Offer, it was advisable for the administration of the Rights Agreement that the occurrence of the Distribution Date (as defined in the Rights Agreement), as it applied to the Offer, be deferred to a later date. Accordingly, pursuant to a resolution, the Company's Board of Directors determined that, for purposes of the Offer, the Distribution Date would be extended until (i) 5:00 p.m., Eastern Daylight Time, on September 12, 1997, or
(ii) such other date as may be determined in good faith by the Company's Board of Directors.







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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.


Dated: September 10, 1997             OUTBOARD MARINE CORPORATION


                                      By: /s/ HARRY W. BOWMAN
                                      -----------------------------------------
                                      Name:    Harry W. Bowman
                                      Title:   Chairman of the Board,
                                               President and Chief
                                               Executive Officer



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                                EXHIBIT INDEX


 * Exhibit 99.1:            Severance Agreement dated as of March 31, 1997, between Harry W.
                            Bowman and the Company.

 * Exhibit 99.2:            Form of Severance Agreement between Outboard Marine Corporation and each of George L. Schueppert, Carlisle R. Davis, Richard H. Medland, Clark
                            J. Vitulli, D. Jeffrey Baddeley, John D. Flaig and Thomas G. Goodman,
                            providing for a lump-sum payment of 200% of the sum of Base Pay and
                            Incentive Pay; and between Outboard Marine Corporation and each of Peter
                            W. Brown, Miles E. Dean, Hans Lamens, Robert S. Romano, Peter L.
                            Schelle, Gary F. Swartz, Raymond M. Cartade, Edgar M. Frandle, Grainger B.
                            McFarlane, Russell J. VanRens, Paul R. Rabe, Robert F. Young, George L.
                            Broughton, Paula S. Rummage and Peter J. VanLancker, provide for a lump-sum payments of 100% of the sum of Base Pay and Incentive Pay.

 * Exhibit 99.3:            The form of Amended and Restated Severance Agreement between Outboard
                            Marine Corporation and each of Jack L. Feurig, Dennis G. Holmes, Robert J.
                            Moerchen and J.P. Murphy.

 * Exhibit 99.4:            The OMC Executive Equity Incentive Plan

 * Exhibit 99.5:            The OMC 1994 Long-Term Incentive Plan

   Exhibit 99.6: Agreement and Waiver dated as of September 8, 1997, among Detroit Diesel Corporation, Outboard
                            Marine Acquisition Corp. and Outboard Marine
                            Corporation.

   Exhibit 99.7: Press Release issued by Outboard Marine Corporation on September 9, 1997.


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* Previously filed


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